Exhibit 99.1

CDC Highlights Significant Increase in U.S. Rabies Exposures and Anti-Rabies Immunoglobulin Utilization; Kamada Confirms Sufficient KedRAB® Supply to Meet Increased Demand

●	U.S. Centers for Disease Control and Prevention (CDC) Reports a Significant Year-Over-Year Increase in Nationwide Rabies Exposures and Rabies Immunoglobulin Utilization

●	KedRAB is One of Only Two FDA-Approved Anti-Rabies Immunoglobulin Products in the U.S. Market Estimated at $200 Million Annually

●	Kamada’s Manufacturing Capacity and Supply Availability Positioned to Support Increased Demand

REHOVOT, Israel, and HOBOKEN, NJ – September 17, 2026 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA) (the “Company”), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field, today confirmed that it maintains sufficient KedRAB® supply and manufacturing capacity to meet increased demand for the product in the United States. The confirmation follows a Health Advisory published by the U.S. Centers for Disease Control and Prevention (CDC) on September 10, 2026, reporting a significant nationwide year-over-year increase in human rabies exposures and the use of rabies post-exposure prophylaxis (PEP). The CDC Health Advisory is available at https://www.cdc.gov/han/php/notices/han00533.html.

In light of this increase in end-user utilization described in the CDC advisory, Kamada confirms it has the inventory and manufacturing capacity to support the continued supply of KedRAB, a human rabies immune globulin developed and manufactured by Kamada, which is one of only two FDA-approved anti-rabies immunoglobulin products indicated for PEP treatment in the U.S. The product is supplied to the U.S. market via the Company’s U.S. commercialization partner, Kedrion Biopharma Inc.

“Kamada is a global leader in human rabies prevention using immunoglobulin and we remain committed to delivering reliable, uninterrupted supply of KedRAB to meet the needs of patients and clinicians across the United States,” said Amir London, Chief Executive Officer of Kamada. “Our long-standing successful partnership with Kedrion, together with our vertically integrated supply chain, and the recent FDA approval of our in-house rabies testing lab, position us to respond to this year-over-year increase in demand while maintaining the consistency and quality that this lifesaving therapeutic requires.”

Rabies is a deadly viral disease that attacks the brain and nervous system of mammals, including humans. The CDC estimates that approximately 1.4 million people in the United States seek medical care for a possible rabies exposure each year, of whom approximately 100,000 receive PEP treatment. Kamada estimates the total U.S. market for rabies immunoglobulin products at approximately $200 million annually.

INDICATION AND SELECTED IMPORTANT SAFETY INFORMATION

INDICATION: KEDRAB is a human rabies immune globulin (HRIG) indicated for passive, transient post-exposure prophylaxis of rabies infection to persons of all ages when given immediately after contact with a rabid or possibly rabid animal. KEDRAB should be administered concurrently with a full course of rabies vaccine.

IMPORTANT SAFETY INFORMATION ABOUT KedRAB: Severe hypersensitivity reactions, including anaphylaxis, may occur with KedRAB. IgA deficient patients with antibodies against IgA are at greater risk. Have epinephrine available immediately to treat any acute severe hypersensitivity reactions. KedRAB administration may interfere with the development of an immune response to live attenuated virus vaccines. If feasible, delay immunization with the measles vaccine for 4 months, and other live attenuated virus vaccines for three months, after KedRAB administration. A transient rise of the various passively transferred antibodies in the patient’s blood may result in misleading positive results of serologic tests after KedRAB administration. Passive transmission of antibodies to erythrocyte antigens, e.g., A, B, and D, may interfere with serologic tests for red cell antibodies such as the antiglobulin test (Coombs’ test). KedRAB is made from human plasma donors and may carry a risk of transmitting infectious agents, e.g., viruses, the variant Creutzfeld-Jacob disease (vCJD) agent and, theoretically, the Creutzfeldt-Jakob disease (CJD) agent.

To report SUSPECTED ADVERSE REACTIONS, contact Kedrion Biopharma Inc. at 1-855-353-7466 or the FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

I.D. Code: KAM.001-26

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third-parties’ pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA-approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) the sufficiency of the Company's KedRAB inventory and manufacturing capacity to meet current and future U.S. demand; and (2) expectations regarding continued or increased demand for KedRAB in the United States. Forward-looking statements are based on Kamada's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including, but not limited to: the unpredictable and seasonal nature of rabies exposure trends and the possibility that reported increases in demand do not continue or recur; Kamada's reliance on Kedrion as its sole distributor of KedRAB in the United States and any change in that relationship; Kamada's ability to manufacture sufficient quantities of KedRAB and to obtain adequate quantities of hyper-immune plasma and other raw materials on a timely basis; competition from other rabies immunoglobulin and rabies biologic products; the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world; the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally; the effect of tariffs on overall international trade and specifically on Kamada's ability to maintain expected sales and profit levels in light of such tariffs; the effect on the establishment and timing of business initiatives; Kamada’s ability to leverage new business opportunities and integrate them with its existing product portfolio; unexpected results of clinical and development programs; regulatory delays; and other risks detailed in Kamada's filings with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with, or furnished to, the SEC and available on the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

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